FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT PRESS RELEASE
Gold Fields and Bolivar Gold Execute Definitive Agreement
Johannesburg, Toronto; December 1, 2005: Gold Fields Limited (Gold Fields) (NYSE and JSE: GFI) and
Bolivar Gold Corp. (Bolivar) (TSX: BGC) announced today that the companies have executed a definitive agreement by which Gold Fields will combine, through a court approved plan of arrangement, all of the outstanding securities of Bolivar with its international asset portfolio for a total cash consideration of approximately US$330 million (approximately ZAR 2.2 billion).
As announced on November 29, 2005, the proposed transaction has been approved by the South African
Reserve Bank.
Furthermore, the Board of Directors of Bolivar have today unanimously approved and recommended acceptance of the Gold Fields offer. An independent committee of the Board of Directors obtained a valuation of Bolivar and fairness opinion from Sprott Securities Inc. which confirms the fairness of the Gold
Fields offer. The recommendation of Bolivar’s Board of Directors is also supported by a fairness opinion from its financial advisor, GMP Securities Ltd.
Full details of the definitive agreement, as well as the Sprott valuation, will be included in the proxy circular to be mailed to Bolivar security holders on or about December 12, 2005. A shareholders meeting has been scheduled for January 12, 2006 at 10:00 a.m. in the TSX Auditorium in Toronto, Canada.
Gold Fields is one of the world’s largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of
174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of
Gold Fields’ operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and production company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in August 2005.
Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco
10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold
Fields Limited.
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Enquiries:

Gold Fields
Willie Jacobsz
+27 11 644-2505
williej@goldfields.co.za
Nerina Bodasing
+27 11 644-2630
nerinab@goldfields.co.za
Cheryl Martin
(303) 796-8683
camartin@gfexpl.com
Bolivar Gold
Robert Doyle
(416) 360-4653
rdoyle@bolivargold.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 2 December 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs